July 30, 2007

VIA FACSIMILE (202–772–9209) AND HAND DELIVERY

Mr. Kevin R. Woody
Branch Chief
and
Mr. William Demarest
Staff Accountant

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Jones Lang LaSalle Incorporated
Form 10-K for the year ended December 31, 2006
Filed February 28, 2007
File No. 1-13145

Dear Mr. Woody and Mr. Demarest:

This letter sets forth our response to the Comment Letter, dated July 16, 2007 (the “Comment Letter”), of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced document. The response set forth below is our response to the second comment from the Staff’s June 20, 2007 letter, which was reissued in its entirety in the Staff’s July 16, 2007 letter.

Item 8. Financial Statements Supplementary Data

Consolidated Statements of Cash Flows, page 47

2.
We note your use of two subtotals, net cash provided by earnings and net cash flows from changes in working capital, and your discussion within your MD&A.  These subtotals appear to be non-GAAP measures being presented on the face of the financial statements in violation of Item 10(e)(ii)(C) of Regulation S-K.  Please tell us how you have complied with the referenced guidance or why the guidance is inapplicable in these instances.

Response:
In future filings, we will remove the subtotals, net cash provided by earnings and net cash flows from changes in working capital, from the face of our financial statements prepared in accordance with GAAP and from the accompanying notes in accordance with Item 10(e)(ii)(C) of Regulation S-K.

If you have any questions or comments concerning these responses to your inquiries, please do not hesitate to contact me at 312-228-2073, or Stan Stec, our Global Controller, at 312-228-2172.

Sincerely Yours,

/s/ Lauralee E. Martin
________________________
Lauralee E. Martin
Chief Operating and
Financial Officer